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                                                                    Exhibit 5(A)


Tuesday, April 4, 2000

Company Press Release

Zaxis International Inc. Appoints Chief Financial Officer

Hudson, OH (Business Wire) - April 4, 2000 - Zaxis International Inc. (OTC BB:
ZAXS) a leading manufacturer of pre-cast electrophoresis gels and reagents, today announced the appointment of Charles Maimbourg to the position of Chief Financial Officer.

Mr. Maimbourg started his career with Ernst & Young LLP in their Audit Services Group. His experience with Ernst & Young included work in their National Human Resource Group, National Finance and Administration Group and he was selected to start their Dispute Resolution & Litigation Services (DRLS) department. Having been made a partner in the firm, Mr. Maimbourg grew the DRLS department to eleven employees and became an integral part of the firm's national DRLS practice.

His most recent experience was as Vice President and Chief Financial Officer with TRION Technologies, Inc., a provider of Knowledge Management software solutions involving electronic document storage. In this position, he implemented a new financial system, restructured the finance and administration groups and directed the company's marketing efforts, strategic planning process and the human resources department.

Mr. Maimbourg received a Bachelor of Business Administration degree from Southern Methodist University in 1981. He is a Certified Public Accountant, Certified Management Accountant, Certified Internal Auditor and a Certified Fraud Examiner. In addition to being involved in numerous community activities with both non-profit and professional organizations, he has published various articles pertaining to the accounting profession.

"With his extensive financial knowledge and experience in new and existing high tech businesses, Chuck is a welcome addition to our management team," said John Hrobsky, President and Chief Executive Officer of Zaxis International. "In addition to directing the Company's financial department, Chuck will be responsible for implementing our human resources policies and integrating our network and software systems."

Zaxis International Inc. is a biotechnology company that develops and manufactures high performance pre-cast gels for the detection and separation of proteins and nucleic acids. These pre-cast gels offer the researcher and clinician a consistent, reliable and high quality medium for DNA sequencing and protein separation testing. The Company is a leader in this rapidly growing market and a key supplier of pre-cast gels to the leading manufacturers of bio-instrumentation.

Statements in this press release that relate to matters that are not historic fact are forward-looking statements that involve market risks and uncertainties including, but not limited to, the ability of Zaxis International to develop



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and commercialize the products that are subject to this program and other risks and uncertainties in the Company's Securities and Exchange filings.




Contacts:

Zaxis International Inc.
John Russo
Tel: (440) 888-2964
Fax: (440) 888-7307
E-mail: jrusso10@aol.com
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John Hrobsky
President & CEO
Zaxis International Inc.
Tel: (330) 650-0444
Fax: (330) 650-2024